CHINA XINGBANG INDUSTRY GROUP INC.
 7/F West Tower, Star International Mansion,
No.6-20 Jinsui Rd.,
Tianhe District, Guangzhou,
Guangdong Province, P.R.C.

February 22, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:       Tom Kluck

Re:	China Xingbang Industry Group Inc.
Registration Statement on Form S-1
Filed November 18, 2011, as amended
File No. 333-178062

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Xingbang Industry Group Inc.  (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Friday February 24, 2012, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Xiaohong Yao
Xiaohong Yao
Chief Executive Officer